Exhibit 6(g)

EXCLUSIVE VIDEO-ON-DEMAND AND SUBSCRIPTION VIDEO-ON-DEMAND
LICENSE AGREEMENT

The Chosen, LLC
Address

As of February 9, 2018

This Video-on-Demand and Subscription Video-on-Demand License Agreement (“Agreement”) is made as of this 9th day of February, 2018 (the “Effective Date”), by and between The Chosen, LLC, a Utah limited liability corporation with its principal place of business located at 4 S. 2600 W, Ste 5, Hurricane, UT 84737 (“Licensor”), and VidAngel, Inc., a Delaware corporation located at 295 W. Center Street, Provo, Utah 84601 (“Licensee”) (referred to individually as “Party” or collectively, the “Parties”) with respect to licensing certain Video-on-Demand and Subscription-Video-On-Demand content defined herein as the “Licensed Materials.”

RECITALS

WHEREAS, Licensor is the owner of all rights in the Licensed Materials as defined below, including the right to license the exploitation of the work or series of works titled “The Chosen” (the “Content”), as provided herein;

WHEREAS, Licensee desires to obtain a license to exploit the Licensed Materials worldwide as explained below; and

WHEREAS, Licensor desires to grant the license to Licensee.

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, and good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties, each intending to be legally bound hereby, do promise and agree as follows:

ARTICLE 1

Definitions

1.1             “Affiliate” means any Entity, now or hereafter existing, that directly or indirectly owns, is owned by, or is under common control with, a Party to this Agreement.

1.2             “Compensation” means Licensor’s share of Net Profits from the exploitation of VOD and SVOD content as set forth in paragraph 3.1.1, together with any Angel Bonus earned by Licensor as set forth in paragraph 3.1.2.

1.3             “Consumer” means any person who purchases the right by rental or purchase to have the Content transmitted to him or her for viewing.

1.4             “Derivative Works” means new works created by Licensee from the Content the sole purpose of which is to be used for the promotion and marketing of the Content as licensed to Licensee hereunder.

1.5             “Entity” means a corporation, association, partnership, business trust, joint venture, limited liability company, proprietorship, unincorporated association, or other form that has or can exercise independent legal standing.

1.6             “Gross Receipts” means all revenues, including tips, received from the exploitation of VOD and SVOD content that Licensee is licensed to exploit (including the Licensed Materials) as set forth in paragraph 3.1.1. The Gross Receipts do not include revenues derived from content owned by Licensee.

1.7              “Intellectual Property Rights” means any and all tangible and intangible: (a) rights associated with works of authorship throughout the world, including but not limited to copyrights, neighboring rights, moral rights, and mask works, and all derivative works thereof (b) trademark and trade name rights and similar rights, (c) trade secret rights, (d) patents, designs, algorithms and other industrial property rights, (e) rights in the nature of unfair competition rights and rights to sue in passing off, (f) all other intellectual and industrial property rights (of every kind and nature throughout the world and however designated) whether arising by operation of law, contract, license, or otherwise, and (g) all registrations, initial applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

1.8             “Licensed Materials” means the Content, including all component parts thereof owned, controlled, and/or licensed by Licensor, all Intellectual Property Rights therein and related thereto, and all Deliverables.

1.9             “Nation” and ”Nationwide” mean the United States, its territories and possessions, and all places under its jurisdiction.

1.10             “Net Profits” means the Gross Receipts less 25 percent (applied to marketing) less Licensee’s VOD- and SVOD-related costs and expenses (including, without limitation, third-party processing fees and payment processing fees; fees charged by credit card issuers; fees charged by third-party apps and services, including, without limitation and by way of example, iTunes, Amazon, and Roku; returns; refunds; penalties; permits; licenses; and taxes).

1.11             “Release Date” means a date mutually agreed by Licensee and Licensor for commencing the exploitation of the Licensed Materials. Licensee and Licensor anticipate that the Release Date will occur in conjunction with the 2018 Thanksgiving holiday, if reasonably practicable, or in conjunction with the 2019 Easter holiday.

1.12              “Subscription-Video-On-Demand” (“SVOD”) means, without limitation, the exploitation of the Content, with or without VidAngel tipping included, as part of a subscription service (including ad-supported or as part of basic programming) for private viewing in any venue (including, without limitation, residences, and hotels) delivered by any transmission means that allows each viewer to initiate a transmission at any time.

1.13             “Video-on-Demand” (“VOD”) means, without limitation, the exploitation of the Content, with or without VidAngel tipping included, as part of an a-la-carte service (including ad-supported or as part of basic programming) for private viewing in any venue (including, without limitation, residences, and hotels) delivered by any transmission means that allows each viewer to initiate a transmission at any time.

ARTICLE 2
License
2.1 Grant of License.

2.1.1     Scope and Rights. Subject to the terms and conditions set forth in this Agreement, Licensor hereby grants to Licensee (i) a Nationwide exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create Derivative Works and otherwise exploit each season’s episodes of the Licensed Materials, including the Content, through any and all media now known or hereafter devised for one year following delivery to Licensee; (ii) a worldwide exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit each season’s episodes of the Licensed Materials, including the Content, through all forms of VOD with tipping; (iii) a Nationwide nonexclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit each season’s episodes of the Licensed Materials, including the Content, through all forms of VOD without tipping; (iv) an exclusive Nationwide, perpetual and non-terminable, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit the Licensed Materials, including the Content, through any and all forms of SVOD without tipping; (v) a right of first refusal to obtain foreign or worldwide rights as described in subsections (i), (iii), and (iv) of this section 2.1.1, both initially and, with respect to any such rights that are licensed by Licensee, whenever such rights are offered for renewal (for clarity, if such rights are licensed to third party distributors, Licensee shall not have the right of refusal for any renewals of such foreign rights); and (vi) a worldwide non-exclusive, sublicensable license to transmit, reproduce, distribute, publicly perform, display, create works derivative of and otherwise exploit the Licensed Materials, including the Content, through any and all forms of VOD without tipping (the “License”) during the License Term. The rights granted herein shall include the right:

2.1.1.1                       To use the title or titles by which the Content is or may be known or identified;

2.1.1.2                       To employ any platform or app used by Licensee to distribute, publicly perform, display, or otherwise transmit content, including without limitation the Content, via VOD or SVOD using, by way of example and not limitation, Roku apps, Amazon Fire TV, Play Station, Apple TV, iTunes, and Licensee’s own website;

2.1.1.3                       To use and perform all music, lyrics and musical compositions contained in the Content and/or recorded in the soundtrack thereof related to the distribution, exhibition, advertising, marketing, publicizing, and exploiting of the Content. The foregoing notwithstanding, the foregoing rights are only with respect to use of the music in context only as contained in the Content and not in connection with any other programming or as standalone soundtrack releases;

2.1.1.4                       To dub (subject to review and approval from the Licensor) and or subtitle the Licensed Materials, including the Content, in any language;

2.1.1.5                       To close caption the Licensed Materials, including the Content, in English, Spanish, Portuguese, Chinese, French, German, and any other language for which Licensee transmits or will transmit;

2.1.1.6                        In connection with the Licensed Materials, to use Licensor’s name, logos, and/or trademarks for promotional purposes;

2.1.1.7                       Subject to review and approval from the Licensor (not to be unreasonably withheld), to cut, edit, re-edit, reconfigure, shorten, lengthen, and time-compress the Licensed Materials, including the Content, subject only to any union or guild requirements that Licensor provides in writing to Licensee; provided that Licensor hereby consents to any direct or indirect filtering for content of the Licensed Materials; and

2.1.1.8                       To publicize, advertise and exploit the Licensed Materials, including the Content, worldwide consistent with the Scope of Rights of the Grant of License during the License Term, including without limitation, (i) to publish and to license and authorize others to publish in any language synopses, summaries, and stories of and excerpts from the Licensed Materials, including the Content, in newspapers, magazines, the Internet, and any other periodicals and in all other forms of advertising and publicity whatsoever not exceeding 7,500 words in length taken from the original material; (ii) broadcast by radio and television and to license and authorize others to so broadcast, in any language, or any parts or portions of the Licensed Materials, including the Content, not exceeding five (5) minutes in length; (iii) use, license and authorize others to use the name, physical likeness and voice (and any simulation or reproduction of any thereof) of any party rendering services in connection with the Content, and (iv) to use, license and authorize others to use any cover artwork and still images from the Content.

2.2             Term of License. The License shall become effective on the Release Date, and, except as to the perpetual grant of SVOD license rights but subject to the six-month checkpoint set forth in section 3.5, shall continue for three years (the “License Term”). The License Term shall automatically renew for one-year increments thereafter unless either party delivers to the other written notice of its intention to terminate this Agreement not less than sixty (60) days prior to the expiration of the initial License Term or subsequent renewal period.

2.3             Deliverables. Licensor shall provide Licensee with a master copy of each of the Licensed Materials in accordance with the deliverable requirements of Exhibit A, including all applicable promotional materials, artwork and photographs, technical elements, metadata, advertising or product-offer tags and other related materials reasonably requested by Licensee (the “Deliverables”). Licensor shall deliver the Deliverables at least thirty (30) days prior to the Release Date. Licensee shall work in good faith with Licensor to complete the technical evaluation report and to determine whether any deliverable requirement of Exhibit A is unnecessary for the full exercise of Licensee’s rights hereunder.

2.4             Right of First Refusal. Licensee shall have a worldwide right of first refusal during the License Term with respect to all other licensing rights of any nature or kind, now known or hereafter devised.

2.5             Reservation of Rights. All rights not expressly granted by Licensor pursuant to this Agreement are reserved to Licensor. The Parties expressly and specifically agree that the Licensor shall retain the underlying copyright and ownership thereof in the Licensed Materials, and any derivative works.

ARTICLE 3
Consideration and Accounting

3.1  Apportionment of Revenues. Licensor shall be compensated for the use of the Licensed Materials, including the Content, as follows.

3.1.1   VOD- and SVOD-Based Compensation. Twenty-five percent (25%) of all revenues, including tips, received from the exploitation of VOD and SVOD content (including the Licensed Materials) shall be applied to marketing Licensee’s products and services, including the Licensed Materials. Licensee’s VOD- and SVOD-related costs and expenses (including, without limitation, third-party processing fees and payment processing fees; fees charged by credit card issuers; fees charged by third-party apps and services, including, without limitation and by way of example, iTunes, Amazon, and Roku; returns; refunds; penalties; permits; licenses; and taxes) will be offset against the remaining seventy-five percent (75%) of VOD and SVOD content revenues. The remaining portion of all revenues received from the exploitation of VOD and SVOD content will constitute the “Net Profit.” Licensor will be paid a guaranteed minimum of 40 percent of the Net Profit attributable to the Licensed Materials, based on the number of hours of Licensed Content viewed by Licensee’s customers during the applicable quarter of the calendar or tax year calculated as a percentage of the total number of hours of all VOD and SVOD content watched by Licensee’s customers during that quarter.

3.1.2     Angel Bonus. In addition to guaranteed licensing payments of 40 percent of the Net Profits, Licensor will be eligible to receive an uncapped Angel Bonus in an amount determined by three factors: “Goodness,” “Loyalty,” and “Word of Mouth.” The bonus, if earned, will be based on a proprietary Licensee algorithm. “Uncapped” means that the Licensor may receive an Angel Bonus that can in some instances be a multiple of the guaranteed licensing payment of 40 percent of the net profits.

3.1.2.1  Goodness. The Goodness factor is intended to benefit licensors who provide clean (not requiring filtering) or relatively clean (requiring little filtering) content as determined by a proprietary algorithm developed by Licensee. Whether and in what amount any Goodness contributes to the Angel Bonus shall be within the Licensee's sole discretion.

3.1.2.2 Word of Mouth. The Word of Mouth factor is to reward content owners whose content contributes significantly to Licensee’s ability to attract new paying customers. Whether and in what amount any Word of Mouth contributes to the Angel Bonus shall be within Licensee’s sole discretion. A high Goodness score will have an amplifying effect on the Word of Mouth factor's contribution to the Angel Bonus.

3.1.2.3 Loyalty. The purpose of the Loyalty factor is to reward content owners whose content contributes significantly to Licensee's ability to retain new customers, existing customers and reactivate old customers. Whether and in what amount any Loyalty score contributes to the Angel Bonus shall be within Licensee's sole discretion. A high Goodness score will also have an amplifying effect on the Loyalty factor's contribution to the Angel Bonus.

3.2             Angel Bonus Pool. Licensee will, at a minimum, regularly commit a dollar amount equivalent to 20 percent of Net Profits to the Angel Bonus pool. Those funds will be used for the sole purpose of rewarding licensors for the performance of their licensed content across the Goodness, Word of Mouth, and Loyalty factors.

3.3             Accounting and Payment. Licensee shall keep books and records showing its Gross Receipts, Net Profits, Angel Bonus calculations, and Angel Bonus Pool contributions. Licensee will pay Licensor Licensor’s Compensation as per sections 3.1.1 and 3.1.2 with payments and statements due 45 days after the expiration of the applicable quarter. During the Term, the applicable accounting periods shall coincide with the following fiscal quarters: January through March, April through June, July through September, and October through December. Following the initial term, the applicable accounting periods shall be annual, due in December. Licensee will account to Licensor in customary industry manner—which accounting shall include a summary of distribution activities, costs, and revenues. Notwithstanding the foregoing, no accounting shall be rendered for any period in which no receipts are received, and no distribution activities occur.

3.4             Dashboard. Licensee will provide a dashboard accessible to Licensor that will report on a daily basis the number of persons who subscribe to Licensee’s service for the purpose of watching the Content.

3.5             Checkpoint. Beginning six months after Licensee makes the Content available to the public and monthly thereafter, Licensee will provide Licensor with data sufficient to show what percentage of the persons who view the Content as part of a free trial thereafter subscribe to Licensee’s services. If under 50 percent of such persons remain subscribers of Licensee’s services after six months, Licensor will be permitted to shorten the one-year exclusivity period set forth in section 2.2 to six months.

3.6             Inspection of Records. Licensor may, at Licensor’s expense, but not more than once annually, audit those books and records of Licensee that pertain to the calculation of Licensor’s Compensation. Said audit shall be conducted by a certified public accountant selected by Licensor, subject to Licensee’s approval, during regular business hours, upon 30 days’ notice, in a manner that does not interfere with Licensee’s normal business activities. The auditor shall simultaneously provide a complete written copy of the audit results to Licensee and Licensor. If said audit uncovers an underpayment to Licensor, Licensee shall pay the underpayment within 60 days following receipt by Licensee of the audit results if Licensee agrees that the audit results are correct.

3.7             Exclusivity Period. Licensee will not initiate any other crowd-funding or testing-the-waters campaign for a minimum of two weeks after Licensor begins accepting investments under a qualified Regulation A+ offering.

ARTICLE 4
Representations, Warranties, and Covenants

4.1             Representations, Warranties, and Covenants of Licensor. Licensor hereby represents, warrants, and covenants each of the following:

4.1.1                       Licensor’s Right and Authority to Enter into License Agreement. Licensor has the right and authority to enter into this Agreement, to grant the rights granted hereunder, and to fully perform all its obligations hereunder; Licensor either owns all rights in the Licensed Materials or controls the exhibition and distribution rights thereto; and no other third-party payments, approvals and/or licenses are necessary for Licensee’s full use of the Licensed Materials according to the terms of this Agreement.

4.1.2                       Licensor’s Control of Licensed Materials. The entirety of the Licensed Materials and all performances of musical compositions contained in the Licensed Materials are owned or licensed by Licensor for use in and in connection with the Licensed Materials for the entire License Term, so that no payment of any kind shall be required by Licensee of any kind for their exploitation other than the License Fee; and in particular, no residuals, royalties, reuse fees, mechanical rights fees, or any other fees or costs of any kind shall be required for using any performance or composition contained in the Licensed Materials as contemplated herein.

4.1.3                       Licensor’s Control or Ownership of Exploitation Rights. With respect to the Licensed Materials, the non-dramatic public performance rights necessary for exhibition and exploitation of the Licensed Materials hereunder are owned by or licensed to Licensor and no additional clearance of, or payment with respect to, such rights of Licensee is required for use of the Licensed Materials.

4.1.4                       Licensor’s Payment of Production Costs. All costs of production of the Licensed Materials, including, without limitation, all compensation, laboratory costs, license fees, and royalties will be paid in full prior to delivery to Licensee of the Licensed Materials, except for any deferred costs, which shall be payable by Licensor.

4.1.5                       Clear Title. There is no action, suit, or proceeding relating to the Licensed Materials pending, or, to the knowledge of Licensor, threatened, before any court, administrative or governmental body which might materially affect Licensee’s rights hereunder.

4.1.6                       Chain of Title. There are no defects in the chain-of-title to the Licensed Materials or any other literary, musical, or dramatic material upon which the Licensed Materials are based which would adversely affect any of Licensee’s rights.

4.1.7                       Consent to Use Name, Image, and Likeness. All persons who furnish services or grant rights in the Licensed Materials shall before the Effective Date have authorized pursuant to binding agreements with Licensor, which are hereby licensed to Licensee, the use of their names, likenesses, and biographical data in the advertising and promotion of the Licensed Materials in such manner as Licensee shall determine in its sole discretion.

4.1.8                       Unencumbered Rights. Licensor’s grant of rights is now and shall during the entire License Term (and any extension thereof) be clear, exclusive, unencumbered, and free of any charges or claims, security interests or mortgages.

4.1.9                       Copyright Ownership. The copyright in the Content and the literary, dramatic, and musical material upon which it is based, or which is contained in the Content will be valid and subsisting during the License Term throughout the Territory, and no part of the Content is in the public domain.

4.1.10                       Non-Infringement. To the best of Licensor’s knowledge, the Licensed Materials (including the plot, characters, title, action, dialogue, music, design, or the content thereof) shall not, nor shall the exploitation of the License by Licensee, violate or infringe any rights, including without limitation Intellectual Property Rights, of any kind or nature of any person, company, or entity.

4.2             Representations, Warranties, and Covenants of Licensee. Licensee hereby represents and warrants to Licensor that it has the right and authority to enter into this Agreement and to fully perform all its obligations hereunder. Licensee further represents and warrants that any subsequent limitation to, or failure to provide Licensor with further assurances of, Licensee’s ability to fully perform all its obligations hereunder throughout the term of this Agreement shall constitute a material breach and shall give Licensor the right to immediately terminate this Agreement by written notice to Licensee, notwithstanding the provisions of Article 7.1.

ARTICLE 5
Indemnification

5.1            Indemnification by Licensor. Licensor at all times shall defend, indemnify, and hold harmless Licensee and its Affiliates, and its and their employees, agents, successors, and assigns, from and against all claims, actions, damages and losses, liabilities, and expenses, including reasonable attorneys’ fees, arising out of, or caused by any breach of any of the representations, warranties, covenants, undertakings, and agreements made by Licensor hereunder.

5.2            Indemnification by Licensee. Licensee at all times shall defend, indemnify, and hold harmless Licensor and its Affiliates, and its and their employees, agents, successors, and assigns, from and against all claims, actions, damages and losses, liabilities, and expenses, including reasonable attorneys’ fees, arising out of or caused by any breach of any of the representations, warranties, covenants, undertakings and agreements made by Licensee hereunder.

ARTICLE 6
Confidentiality

6.1             Confidentiality. Each Party, on behalf of itself and its Affiliates, agrees not to disclose the terms or conditions of this Agreement to any third party without the prior consent of the other party. These confidentiality obligations are subject to the following exception: disclosure is permissible if required by the government, court order, or subpoena, if required by law or if required to enforce rights under this Agreement; provided the Party required to disclose first gives the other Party sufficient prior notice to enable the non-disclosing Party to seek a protective order, and reasonable steps are taken to maintain the confidentiality of this Agreement.

ARTICLE 7
Termination

7.1             Termination. If either Party breaches any material provision of this Agreement, the non-breaching Party may terminate the Agreement upon thirty (30) days’ written notice to the breaching Party provided that during the thirty (30) day period, the breaching Party fails to cure such breach. Articles 4, 5, 6 and 7 shall survive any termination of this Agreement, whether by expiration of the License Term, operation of law, or earlier termination under this Section 7.1.

7.2             Post-Termination Rights. Upon the expiration or termination of this Agreement, Licensor may require that Licensee return to Licensor, at no cost to Licensor, all Licensed Materials.

ARTICLE 8
Miscellaneous

8.1             Integration and Amendments. This Agreement constitutes the entire understanding of the Parties, and revokes and supersedes all prior agreements (whether written or oral, whether express or implied) between the Parties relating to the Licensed Materials. This Agreement shall not be modified or amended except in writing signed by the Parties and specifically referring to this Agreement. This Agreement shall take precedence over any other documents that may be in conflict herewith.

8.2             Insurance. Licensor agrees, at its expense, to maintain in force, throughout the License Term, an errors and omissions insurance policy with Licensee named as an additional insured. The policy shall provide coverage limits of at least one million dollars ($1,000,000.00) per occurrence and one million dollars ($1,000,000.00) in the aggregate. This policy shall provide that the insurer will give Licensee at least thirty (30) days’ prior written notice of any cancellation or amendment of the policy.

8.3             Advertising Materials. Licensor hereby grants to Licensee a limited, non-exclusive, non-transferrable, royalty-free license to use Licensor’s name and logo in Licensee’s marketing materials, and Licensor agrees that Licensee may indicate in such materials that the parties have entered into a license agreement pertaining to the Content. Licensor may terminate Licensee’s right to use its name and logo, in whole or in part, by providing written notice to Licensee if Licensee’s usage of Licensor’s name and logo does not adhere to Licensor’s then-current written policies provided to Licensee regarding the use of Licensor’s name and logo.

8.4             Liquidated Damages. Licensor acknowledges that the disclosure of the Dashboard Data described in section 3.4 or the Checkpoint Data described in section 3.5 to others might well result in competitive harm to Licensee and cause significant economic injury to it in a substantial amount that cannot now be calculated. Accordingly, the Parties agree that Licensor will be liable Licensee for liquidated damages of $50,000 as compensation for the economic injury Licensee will as the result of an unauthorized disclosure of such data and not as a penalty.

8.5             Governing Law/Jurisdiction. The interpretation, construction, validity, performance, and enforcement of this Agreement shall be governed in accordance with the laws of the State of Utah, in the United States, as if performed wholly within Utah and without giving effect to the principles of conflicts of law. The exclusive jurisdiction and venue of any action regarding this Agreement shall be the courts of the State of Utah for the County of Salt Lake, or the United States District Court for the Central Division of Utah in the United States, and each of the Parties submits itself to the exclusive jurisdiction and venue of those courts.

8.6             Mediation. In the event of a dispute between the Parties, prior to commencing any litigation the Parties agree to enter into good faith non-binding mediation with a mediator mutually selected by the parties. The mediation will follow the Utah Rules of Civil Procedure and the Utah Rules of Evidence to the extent applicable. Such mediation shall take place in Salt Lake City, Utah. Each party shall pay its own costs of the mediation and the cost of the mediator shall be divided equally between the parties.

8.7             Force Majeure. Notwithstanding anything herein to the contrary, neither party shall be liable to the other in damages or otherwise owing to any failure to perform hereunder caused by fire; earthquake; flood; epidemic; accident; explosion; casualty; strike; lockout; labor action; riot; civil disobedience; act of a public enemy; embargo; war; declared disaster; act of God or force majeure; application of municipal, state or federal ordinance or law; act of a legally constituted executive authority, whether municipal, state of federal; or the issuance of any executive order. In no event, however, shall inclement weather be deemed or constitute an event of force majeure for any purpose of this Agreement.

8.8             Successors and Assigns. This Agreement shall be binding on and shall inure to the benefit of the Parties and their Affiliates, successors, and assigns. Nothing in this Agreement, express or implied, is intended to confer any rights or remedies hereunder on any person other than the Licensee or the Licensor, their respective Affiliates, and their respective successors and permitted assigns. No assignment of this Agreement or any of a Party’s rights and obligations hereunder shall be binding on either of the Parties without the written consent of the other.

8.9             Waiver. No waiver by either Party of any default hereunder shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement. A waiver shall only be valid if in writing.

8.10           Severability. If any provision of this Agreement, or the application of such provision to any person or party, in general or the circumstances, is determined to be invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, that invalidity, illegality, or unenforceability will not affect any other provision of this Agreement, and this Agreement will remain in full force and effect and be legally effective as if that illegal, invalid, or unenforceable provision were not a part of this Agreement.

8.11             Notices. All notices or consents shall be in writing and will be deemed effective upon (a) personal delivery; (b) receipt of facsimile, with confirmation of delivery; or (c) receipt, if sent by overnight express or mailed by certified or registered mail, return receipt requested, postage prepaid, and addressed to the following:

For Licensor:

Attn: Derral Eves
The Chosen, LLC
4 S 2600 W, Ste 5
Hurricane, UT 84737
Fax: ___________

Copy to:
Burgee & Abramoff
20501 Ventura Blvd. #262
Woodland Hills, CA 91364
Fax: 818-264-7576

For Licensee:

Neal Harmon
VidAngel, Inc.
295 W. Center Street,
Provo, UT 84601
Fax: 732-377-0388

8.11             Relationship of Parties. Nothing in this Agreement shall be construed to create among the Parties a partnership, joint venture, or principal and agent relationship, or to impose upon either Party any obligation for any loss, debt, or other obligation incurred by the other Party except as expressly set forth herein.

8.12             Section Headings. The headings of sections contained in this Agreement are inserted for convenience only and do not constitute part of this Agreement or affect the construction hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Subscription Video-on-Demand With Tipping License Agreement on the day and year first written above.

LICENSOR:
LICENSEE:

The Chosen, LLC VidAngel, Inc.

By: /s/ Derral E. Eves______________
By: /s/ Neal Harmon______________

Name: Derral E. Eves______________
Name: Neal Harmon_____________

Title: Manager___________________
Title: Chief Executive Officer______

EXHIBIT A
Licensor’s Deliverables

PART I
Deliverable Materials

I.
HD File Based Master of:
a.
________________
i.
ii.
iii.

PART II
Promotional Materials

● Key Art as found within quantities Licensor has on hand.
● Music and Effects Tracks